              Filer: MORGAN STANLEY DEAN WITTER SELECT EQUITY TRUST

                    STRATEGIC GROWTH LARGE-CAP PORTFOLIO 99-3

                       Investment Company Act No. 811-5065

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM S-6

For Registration Under the Securities Act of 1933 of Securities of Unit Investment Trusts Registered on Form N-8B-2.


     A.   Exact name of Trust:

          MORGAN STANLEY DEAN WITTER SELECT EQUITY TRUST, STRATEGIC GROWTH LARGE-CAP PORTFOLIO 99-3

     B.   Name of Depositor:

          DEAN WITTER REYNOLDS INC.

     C.   Complete address of Depositor's principal executive office:

          DEAN WITTER REYNOLDS INC.
          Two World Trade Center
          New York, New York  10048

     D.   Name and complete address of agents for service

          MR. MICHAEL D. BROWNE
          DEAN WITTER REYNOLDS INC.
          Unit Trust Department
          Two World Trade Center - 59th Floor
          New York, New York  10048

          Copy to:

          KENNETH W. ORCE, ESQ.
          CAHILL GORDON & REINDEL
          80 Pine Street
          New York, New York 10005

     E.   Total and amount of securities being registered:

          An indefinite number of Units of Beneficial Interest pursuant to Rule 24f-2 promulgated under the Investment Company Act of 1940, as amended

     F. Proposed maximum offering price to the public of the securities being registered:

          Indefinite

     G.   Amount of filing fee:

          N/A

     H.   Approximate date of proposed sale to public:

          AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE OF THE REGISTRATION STATEMENT.

          The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                 MORGAN STANLEY DEAN WITTER SELECT EQUITY TRUST,
                    STRATEGIC GROWTH LARGE-CAP PORTFOLIO 99-3

                              Cross Reference Sheet

                     Pursuant to Rule 404(c) of Regulation C
                        under the Securities Act of 1933

                  (Form N-8B-2 Items required by Instruction 1
                          as to Prospectus on Form S-6)


Form N-8B-2                              Form S-6
Item Number                              Heading in Prospectus
-----------                              ---------------------

     I.   ORGANIZATION AND GENERAL INFORMATION

1.   (a)  Name of Trust                     )  Front Cover
     (b)  Title of securities issued        )

2.   Name and address of Depositor          )  Table of Contents

3.   Name and address of Trustee            )  Table of Contents

4.   Name and address of principal          )  Table of Contents
     Underwriter                            )

5.   Organization of Trust                  )  Introduction

6.   Execution and termination of           )  Introduction; Amendment
     Indenture                              )  and Termination of the
                                            )  Indenture

7.   Changes of name                        )  Included in Form
                                               N-8B-2

8.   Fiscal Year                            )  Included in Form
                                               N-8B-2

9.   Litigation                             )  *

     II.  GENERAL DESCRIPTION OF THE TRUST
          AND SECURITIES OF THE TRUST


------------------------------
*    Not applicable, answer negative or not required.

Form N-8B-2                                    Form S-6
Item Number                                    Heading in Prospectus
-----------                                    ---------------------

10.  General Information regarding             )
     Trust's Securities and Rights of          )
     Holders                                   )

     (a)  Type of Securities (Registered or    )  Rights of Unit Holders
          Bearer)                              )

     (b)  Type of Securities (Cumulative or    )  Administration of the
          Distributive)                        )  Trust - Distribution
                                               )

     (c)  Rights of Holders as to withdrawal   )  Redemption; Public
          or redemption                        )  Offering of Units
                                               )  -Secondary Market

     (d)  Rights of Holders as to conversion,  )  Public Offering of Units
          transfer, partial redemption and     )  - Secondary Market;
          similar matters                      )  Exchange Option;
                                               )  Redemption; Rights of
                                               )  Unit Holders
                                               )  -Certificates

     (e)  Lapses or defaults with respect to   )  *
          periodic payment plan certificates   )
                                               )

     (f)  Voting rights as to Securities       )  Rights of Unit Holders -
          under the Indenture                  )  Certain Limitations;
                                               )  Amendment and Termination
                                               )  of the Indenture

     (g)  Notice to Holders as to change in:   )
                                               )

          (1)  Composition of assets           )  Administration of the
               of Trust                        )  Trust - Reports to Unit
                                               )  Holders; The Trust -
                                               )  Summary Description of
                                               )  the Portfolios
          (2)  Terms and Conditions            )  Amendment and Termination
               of Trust's Securities           )  of the Indenture
          (3)  Provisions of Indenture         )  Amendment and Termination
                                               )  of the Indenture


------------------------------
*    Not applicable, answer negative or not required.

Form N-8B-2                                    Form S-6
Item Number                                    Heading in Prospectus
-----------                                    ---------------------

          (4)  Identity of Depositor           )  Sponsor; Trustee
               and Trustee                     )

     (h)  Security Holders Consent             )
          required to change:                  )

          (1)  Composition of assets           )  Amendment and Termination
               of Trust                        )  of the Indenture
          (2)  Terms and conditions of         )  Amendment and Securities
               Trust's                         )  Termination of the Indenture
          (3)  Provisions of Indenture         )  Amendment and Termination
                                               )  of the Indenture
          (4)  Identity of Depositor           )  *
               and Trustee                     )

     (i)  Other principal features of the      )  Cover of Prospectus; Tax
          Trust's Securities                   )  Status

11.  Type of securities comprising units       )  The Trust - Summary
                                               )  Description of the
                                               )  Portfolios; Objectives
                                               )  and Securities
                                               )  Selection; The Trust -
                                               )  Special Considerations

12.  Type of securities comprising             )  *
     periodic payment certificates             )

13.  (a)  Load, fees, expenses, etc.           )  Summary of Essential
                                               )  Information; Public
                                               )  Offering of Units -
                                               )  Public Offering Price; -
                                               )  Profit of Sponsor;-
                                               )  Volume Discount;
                                               )  Expenses and Charges

     (b)  Certain information regarding        )  *
          periodic payment certificates        )
                                               )


------------------------------
*    Not applicable, answer negative or not required.

Form N-8B-2                                    Form S-6
Item Number                                    Heading in Prospectus
-----------                                    ---------------------


     (c)  Certain percentages                  )  Summary of Essential
                                               )  Information; Public
                                               )  Offering of Units
                                               )  - Public Offering Price;
                                               )  - Profit of Sponsor; -
                                               )  Volume Discount
                                               )

     (d)  Price differentials                  )  Public Offering of Units
                                               )  - Public Offering Price
                                               )
                                               )

     (e)  Certain other loads, fees,           )  Rights of Unit Holders -
          expenses, etc. payable by            )  Certificates
          holders                              )

     (f)  Certain profits receivable by        )  Redemption - Purchase by
          depositor, principal underwriters,   )  the Sponsors of Units
          trustee or affiliated persons        )  Tendered for Redemption

     (g)  Ratio of annual charges to income    )  *
                                               )

14.  Issuance of trust's securities            )  Introduction; Rights of
                                               )  Unit Holders - Certificates

15.  Receipt and handling of payments          )  Public Offering of Units
     from purchasers                           )  - Profit of Sponsor
                                               )

16.  Acquisition and disposition of            )  Introduction; Amendment
     securities ) and Termination of the       )  underlying Indenture;
                                               )  Objectives and Securities
                                               )  Selection; The Trust -
                                               )  Summary Description of
                                               )  the Portfolio; Sponsor -
                                               )  Responsibility
                                               )
                                               )

------------------------------
*    Not applicable, answer negative or not required.

Form N-8B-2                                    Form S-6
Item Number                                    Heading in Prospectus
-----------                                    ---------------------

17.  Withdrawal or redemption                  )  Redemption; Public
                                               )  Offering of Units -
                                               )  Secondary Market

18.  (a)  Receipt and disposition of           )  Administration of the
     income                                    )  Trust; Reinvestment
                                               )  Programs

     (b)  Reinvestment of distributions        )  Reinvestment Programs
                                               )

     (c)  Reserves or special fund             )  Administration of the
                                               )  Trust - Distribution

     (d)  Schedule of distribution             )  *

19.  Records, accounts and report              )  Administration of the
                                               )  Trust - Records and
                                               )  Accounts; - Reports to
                                               )  Unit Holders

20.  Certain miscellaneous provisions of       )  Amendment and
     the trust agreement                       )  Termination of the
                                               )  Indenture; Sponsor -
                                               )  Limitation on Liability
                                               )  - Resignation; Trustee -
                                               )  Limitation on Liability
                                               )  - Resignation

21.  Loans to security holders                 )  *

22.  Limitations on liability of               )  Sponsor, Trustee;
     depositor, trustee, custodian, etc.       )  Evaluator - Limitation
                                               )  on Liability

23.  Bonding arrangements                      )  Included on Form N-8B-2

24.  Other material provisions of the          ) *
     trust agreement                           )

     III.  ORGANIZATION PERSONNEL AND
           AFFILIATED PERSONS OF DEPOSITOR


------------------------------
*    Not applicable, answer negative or not required.

Form N-8B-2                                    Form S-6
Item Number                                    Heading in Prospectus
-----------                                    ---------------------

25.  Organization of Depositor                 )  Sponsor

26.  Fees received by Depositor                )  Expenses and Charges -
                                               )  fees; Public Offering of
                                               )  Units - Profit of Sponsor
                                               )

27.  Business of Depositor                     )  Sponsor and Included in
                                               )  Form N-8B-2

28.  Certain information as to officials       )  Included in Form
     and affiliated persons of Depositor       )  N-8B-2
                                               )

29.  Voting securities of Depositor            )  Included in Form
                                               )  N-8B-2

30.  Persons controlling Depositor             )  *

31.  Compensation of Officers and              )  *
     Directors of Depositor                    )

32.  Compensation of Directors of              )  *
     Depositor                                 )

33.  Compensation of employees of              )  *
     Depositor                                 )

34.  Remuneration of other persons for         ) *
     certain services rendered to trust        )
                                               )

     IV.  DISTRIBUTION AND REDEMPTION OF SECURITIES

35.  Distribution of trust's securities        )  Public Offering of Units
     by states                                 )  - Public Distribution
                                               )

36.  Suspension of sales of trust's            )  *
     securities                                )

37.  Revocation of authority to                )  *
     distribute                                )


------------------------------
*    Not applicable, answer negative or not required.

Form N-8B-2                                    Form S-6
Item Number                                    Heading in Prospectus
-----------                                    ---------------------

38.  (a)  Method of distribution               )  Public Offering of Units
     (b)  Underwriting agreements              )
     (c)  Selling agreements                   )

39.  (a)  Organization of principal            )  Sponsor
          underwriter                          )
     (b)  N.A.S.D. membership                  )
          of principal underwriter             )

40.  Certain fees received by principal        )  Public Offering of Units
     underwriter                               )  - Profit of Sponsor
                                               )

41.  (a)  Business of principal                )  Sponsor
          underwriter                          )
     (b)  Branch offices of principal          )  *
          underwriter                          )
     (c)  Salesman of principal underwriter    )  *
                                               )

42.  Ownership of trust's securities by        )  *
     certain persons )

43.  Certain brokerage commissions             )  *
     received by principal underwriter         )
                                               )

44.  (a)  Method of valuation                  )  Public Offering of Units
     (b)  Schedule as to offering price        )  *
                                               )
     (c)  Variation in offering price to       )  Public Offering of Units
          certain persons                      )  - Volume Discount;
                                               )  Exchange Option

45.  Suspension of redemption rights           )  *

46.  (a)  Redemption valuation                 )  Public Offering of Units-
                                               )  Secondary Market;
                                               )  Redemption
     (b)  Schedule as to redemption price      )  *
                                               )


------------------------------
*    Not applicable, answer negative or not required.

Form N-8B-2                                    Form S-6
Item Number                                    Heading in Prospectus
-----------                                    ---------------------

47.  Maintenance of position in                )  See items 10(d), 44 and
     underlying securities                     )  46

     V.  INFORMATION CONCERNING THE TRUSTEE OR CUSTODIAN

48.  Organization and regulation of            )
     Trustee Trustee                           )

49.  Fees and expenses of Trustee              )  Expenses and Charges

50.  Trustee's lien                            )  Expenses and Charges

     VI.  INFORMATION CONCERNING INSURANCE
          OF HOLDERS OF SECURITIES

51.  (a)  Name and address of Insurance        )  *
          Company                              )
     (b)  Type of policies                     )  *
     (c)  Type of risks insured and excluded   )  *
     (d)  Coverage of policies                 )  *
     (e)  Beneficiaries of policies            )  *
     (f)  Terms and manner of cancellation     )  *
     (g)  Method of determining premiums       )  *
     (h)  Amount of aggregate premiums paid    )  *
     (i)  Persons receiving any part of        )  *
          premiums                             )
     (j)  Other material provisions of the     )  *
          Trust relating to insurance          )
                                               )

     VII.  POLICY OF REGISTRANT

52.  (a)  Method of selecting and              )  Introduction; Objectives
          eliminating securities from the      )  and Securities
          Trust                                )  Selection; The Trust -
                                               )  Summary Description of
                                               )  the Portfolio; Sponsor -
                                               )  Responsibility


------------------------------
*    Not applicable, answer negative or not required.

Form N-8B-2                                    Form S-6
Item Number                                    Heading in Prospectus
-----------                                    ---------------------

     (b)  Elimination of securities from the   )  *
          Trust                                )
     (c)  Substitution and elimination of      )  Introduction; Objectives
          securities from the Trust            )  and Securities Selection;
                                               )  Sponsor - Responsibility

     (d)  Description of any fundamental       )  *
          policy of the Trust                  )

53.  Taxable status of the Trust               )  Cover of Prospectus; Tax
                                               )  Status

     VIII.  FINANCIAL AND STATISTICAL INFORMATION

54.  Information regarding the Trust's         )  *
     past ten fiscal years                     )

55.  Certain information regarding             )  *
     periodic payment plan certificates        )
                                               )

56.  Certain information regarding             )  *
     periodic payment plan certificates        )
                                               )

57.  Certain information regarding             )  *
     periodic payment plan certificates        )
                                               )

58.  Certain information regarding             )  *
     periodic payment plan certificates        )
                                               )

59.  Financial statements (Instruction         )  Statement of Financial
     1(c) to Form S-6)                         )  Condition



------------------------------
*    Not applicable, answer negative or not required.

                    SUBJECT TO COMPLETION SEPTEMBER 17, 1999

--------------------------------------------------------------------------------

                 MORGAN STANLEY DEAN WITTER SELECT EQUITY TRUST
                    STRATEGIC GROWTH LARGE-CAP PORTFOLIO 99-3
                            A "UNIT INVESTMENT TRUST"

--------------------------------------------------------------------------------

          The attached final prospectus for Morgan Stanley Dean Witter Select Equity Trust, Strategic Growth Large-Cap Portfolio 99-2 is hereby used as a preliminary prospectus for Morgan Stanley Dean Witter Select Equity Trust, Strategic Growth Large-Cap Portfolio 99-3. The narrative information relating to the operation of this Series and the structure of the final prospectus for this Series will be substantially the same as that set forth in the attached prospectus. Information with respect to pricing, the number of units, dates and summary information regarding the characteristics of securities to be deposited in this Series is not now available and will be different from that included in the attached final prospectus since each Series has a unique Portfolio. Accordingly, the information contained herein with regard to the previous Series should be considered as being included for informational purposes only.

          Investors should contact account executives of the Sponsor who will be informed of the expected effective date of this Series and who will be supplied with complete information with respect to such Series on the date of the effectiveness of the registration statement relating to Units of this Series.

          OFFERS TO SELL OR THE SOLICITATION OF ORDERS TO BUY MAY ONLY BE MADE IN THOSE JURISDICTIONS IN WHICH THE SECURITIES OF A TRUST HAVE BEEN REGISTERED. INVESTORS SHOULD CONTACT ACCOUNT EXECUTIVES OF THE SPONSOR TO DETERMINE WHETHER THE SECURITIES OF A PARTICULAR TRUST HAVE BEEN REGISTERED FOR SALE IN THE STATE IN WHICH THEY RESIDE.

          INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY THEM BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE

UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                 MORGAN STANLEY DEAN WITTER SELECT EQUITY TRUST,
                    STRATEGIC GROWTH LARGE-CAP PORTFOLIO 99-2

          This prospectus dated July 16, 1999, File No. 333- 82321, is hereby incorporated by reference herein.

PART II.  ADDITIONAL INFORMATION NOT REQUIRED IN PROSPECTUS
                       CONTENTS OF REGISTRATION STATEMENT

          This registration statement on Form S-6 comprises the following documents:

          The facing sheet.

          The Cross Reference Sheet.

          The Prospectus.

          The signatures.

          Listed below is the name and registration number of a previous Series of Select Equity Trust, the final prospectus of which, properly supplemented, is used as a preliminary prospectus for Morgan Stanley Dean Witter Select Equity Trust, Strategic Growth Large-Cap Portfolio 99-3. This prior final prospectus is incorporated herein by reference.

          Morgan Stanley Dean Witter Select Equity Trust,
          Strategic Growth Large-Cap Portfolio  99-2
          (Registration No. 333-82321)


          Written consents of the following persons:
               -  Cahill Gordon & Reindel (included in Exhibit 5)
               -  Deloitte & Touche LLP


                    The following Exhibits:

     ****EX-3(i)    Certificate of Incorporation of Dean Witter
                    Reynolds Inc.
     ****EX-3(ii)   By-Laws of Dean Witter Reynolds Inc.
        *EX-4.1     Trust Indenture and Agreement, dated January 22,
                    1991.
        *EX-4.15    Amendment to Exhibit 4.1 dated December 30,
                    1997.
       **EX-4.2     Draft of Reference Trust Agreement.
      ***EX-4.3     Amendment dated July 18, 1995 to Trust Indenture
                    and Agreement dated January 22, 1991.
    *****EX-5       Opinion of counsel as to the legality of the
                    securities being registered.
    *****EX-23.1    Consent of Independent Auditors.
    *****EX-23.2    Consent of Cahill Gordon & Reindel (included in
                    Exhibit 5).

   ******EX-24      Powers of Attorney executed by a majority of the Board of
                    Directors of Dean Witter Reynolds Inc.
         EX-99      Information as to Officers and Directors of Dean
                    Witter Reynolds Inc. is incorporated by
                    reference to Schedules A and D of Form BD filed by Dean Witter Reynolds Inc. pursuant to Rules
                    15b1-1 and 15b3-1 under the Securities Exchanges
                    Act of 1934 (1934 Act File No. 8-14172).



---------------------------
* The Trust Indenture and Agreement is incorporated by reference to exhibit of same designation filed with the Securities and Exchange Commission as an exhibit to the Registration Statement of Sears Equity Investment Trust, Selected Opportunities Series 4, Registration No. 33-35347 and as amended and filed as an exhibit to Dean Witter Select Equity Trust, Select 5 Industrial Portfolio 98-1, Registration No. 333-41783.

**     Filed herewith.

*** The Amendment dated July 18, 1995 to the Trust Indenture and Agreement is incorporated by reference to exhibit of same designation filed with the Securities and Exchange Commission as on exhibit to the Registration Statement of Dean Witter Select Equity Trust, Select 5 Industrial Portfolio 95-3, Registration
       No. 33-60121.

**** Incorporated by reference to exhibit of same designation filed with the Securities and Exchange Commission as an exhibit to the Registration Statement of Sears Tax-Exempt Investment Trust, Insured Long Term Series 33 and Long Term Municipal Portfolio Series 106, Registration numbers 33-38086 and 33-37629, respectively.

*****  To be filed by amendment.

****** Previously Filed.

                                   SIGNATURES

          Pursuant to the requirements of the Securities Act of 1933, the registrant, Morgan Stanley Dean Witter Select Equity Trust, Strategic Growth Large-Cap Portfolio 99-3, has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, all in the City of New York and State of New York on the 17th day of September, 1999.

                                   MORGAN STANLEY DEAN WITTER
                                   SELECT EQUITY TRUST, STRATEGIC
                                   GROWTH LARGE-CAP PORTFOLIO
                                   99-3
                                   (Registrant)

                              By:  Dean Witter Reynolds Inc.
                                   (Depositor)



                                   /s/Thomas Hines
                                   ---------------
                                   Thomas Hines
                                   Authorized Signatory

          Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed on behalf of Dean Witter Reynolds Inc., the Depositor, by the following person in the following capacities and by the following persons who constitute a majority of the Depositor's Board of Directors in the City of New York, and State of New York, on this 17th day of September, 1999.

                                   DEAN WITTER REYNOLDS INC.


NAME                          OFFICE

Philip J. Purcell             Chairman & Chief    )
                              Executive Officer   )
                              and Director***     )
Bruce F. Alonso               Director****
Richard M. DeMartini          Director***
Raymond J. Drop               Director****
James F. Higgins              Director***
Mitchell M. Merin             Director*
Stephen R. Miller             Director***
Thomas C. Schneider           Director**


                                   By:/s/Thomas Hines
                                      ----------------------
                                      Thomas Hines
                                      Attorney-in-fact*, **,
                                      ***, ****
---------------------
* Executed copies of the Powers of Attorney have been filed with the Securities and Exchange Commission in connection with Amendment No. 1 to the Registration Statement on Form S-6 for Dean Witter Select Equity Trust, Select 10 Industrial Portfolio 97-1, File No.
     333-16839.

** Executed copies of Powers of Attorney have been filed with the Securities and Exchange Commission in connection with Amendment No. 1 to the Registration Statement on Form S-6 for Dean Witter Select Equity Trust, Select 10 Industrial Portfolio 96-4, File No.
     333-10499.

*** Executed copies of Powers of Attorney have been filed with the Securities and Exchange Commission in connection with the Registration Statement on Form S-6 for Dean Witter Select Equity Trust, Select 10 International Series 95-1, File No. 33-56389.

**** Executed copies of Powers of Attorney have been filed with the Securities and Exchange Commission in connection with Post-Effective Amendment No. 1 to Form S-6 for Morgan Stanley Dean Witter Select Equity Trust, Select 10 Industrial Portfolio 99-4, File No. 333-79905

                                  Exhibit Index
                                       To
                                    Form S-6
                             Registration Statement
                        Under the Securities Act of 1933

EXHIBIT NO.                         DOCUMENT

     ****EX-3(i)    Certificate of Incorporation
                    of Dean Witter Reynolds Inc.
     ****EX-3(ii)   By-Laws of Dean Witter
                    Reynolds Inc.
        *EX-4.1     Trust Indenture and
                    Agreement, dated January 22, 1991
        *EX-4.15    Amendment to Exhiibt 4.1
                    dated December 30, 1997.
       **EX-4.2     Draft of Reference Trust
                    Agreement.
      ***EX-4.3     Amendment dated July 18,
                    1995 to Trust Indenture and
                    Agreement dated January 22, 1991.
    *****EX-5       Opinion of counsel as to the
                    legality of the securities
                    being registered.
    *****EX-23.1    Consent of Independent
                    Auditors.
    *****EX-23.2    Consent of Cahill Gordon &
                    Reindel (included in
                    Exhibit 5).
   ******EX-24      Powers of Attorney executed
                    by a majority of the Board
                    of Directors of Dean Witter
                    Reynolds Inc.

         EX-99      Information as to Officers
                    and Directors of Dean Witter
                    Reynolds Inc. is
                    incorporated by reference to
                    Schedule A and D of Form BD
                    filed by Dean Witter
                    Reynolds Inc. pursuant to
                    Rules 15b1-1 and 15b3-1
                    under the Securities
                    Exchange Act of 1934 (1934
                    Act File No. 8-14172).

---------------------------
* The Trust Indenture and Agreement is incorporated by reference to exhibit of same designation filed with the Securities and Exchange Commission as an exhibit to the Registration Statement of Sears Equity Investment Trust, Selected Opportunities Series 4, Registration No. 33-35347 and as amended and filed as an exhibit to Dean Witter Select Equity Trust, Select 5 Industrial Portfolio 98-1, Registration No. 333-41783.

**      Filed herewith.

*** The Amendment dated July 18, 1995 to the Trust Indenture and Agreement is incorporated by reference to exhibit of same designation filed with the Securities and Exchange Commission as on exhibit to the Registration Statement of Dean Witter Select Equity Trust, Select 5 Industrial Portfolio 95-3, Registration No. 33-60121.

**** Incorporated by reference to exhibit of same designation filed with the Securities and Exchange Commission as an exhibit to the Registration Statement of Sears Tax-Exempt Investment Trust, Insured Long Term Series 33 and Long Term Municipal Portfolio Series 106, Registration Nos. 33-38086 and 33-37629, respectively.

*****   To be filed by amendment.

******  Previously Filed.